Exhibit 99.6

NICE Brings Home Two TMC CUSTOMER Product of the Year Awards

NICE Customer Engagement Analytics and NICE Fizzback are recognized among the most innovative customer experience technology solutions for 2015

RA’ANANA, ISRAEL, December 29, 2014 – NICE Systems (NASDAQ: NICE) today announced that two of its solutions have been named as 2015 Products of the Year by TMC CUSTOMER Magazine. NICE was recognized for the second consecutive year for its Customer Engagement Analytics platform and NICE Fizzback solution, both of which help organizations better understand customer needs across channels and touch points in order to improve the customer experience.

Predicting Customer Needs

NICE’s Customer Engagement Analytics creates a complete view of the customer journey by capturing and analyzing all customer interactions, transactions and events. By leveraging Big Data, interaction analytics and predictive models, it helps organizations map individual customer behavior across time and touch points in order to understand context, uncover patterns, predict customer needs, and personalize interactions in real time. This drives business initiatives like call volume reduction and sales optimization, and can tie into Voice of the Customer programs.

Taking Action for Improvement

The NICE Fizzback solution enables organizations to better understand customer needs and preferences by extracting insights from real-time customer feedback. Organizations can quickly and easily understand the key drivers of customer dissatisfaction and take action for immediate improvement. Feedback can also be used to promote frontline staff coaching and reward high performers.

Miki Migdal, President of the NICE Enterprise Product Group
“NICE is committed to ongoing product innovation to help organizations exceed their customers’ expectations and deliver a high return on investment. These awards from TMC CUSTOMER magazine reinforce our position as a leading provider of customer experience solutions, which enable organizations to engage with their customers across channels and touch points and take action to improve the customer journey at every step.”

Rich Tehrani, CEO, TMC
“NICE is a prominent player in the market that has shown its dedication to providing quality solutions that benefit the customers’ overall experience. We are proud to recognize NICE in our 2015 Product of the Year awards, and look forward to seeing new developments in the coming year.”

The 17th annual Product of the Year award winners will be published in the January/February 2015 issue of CUSTOMER magazine.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.